EXHIBIT A

AMENDMENT effective as of December 1, 2001, to that certain Portfolio Management Agreement dated December, 2000, (the "Agreement") between Sterling Johnston Capital Management, L.P., a Delaware limited partnership ("Sterling Johnston") and The Hirtle Callaghan Trust, a Delaware business trust ("Trust").

WHEREAS, the Trust has retained Sterling Johnston to provide a continuous program of investment management for a portion of the assets of the Small Capitalization Equity Portfolio of the Trust ("Sterling Johnston Account") pursuant to the Agreement; the Trust desires to compensate Sterling Johnston for its services based, in part, on the performance achieved by Sterling Johnston for the Sterling Johnston Account;

NOW THEREFORE, in consideration of the promises and covenants set forth herein and intending to be legally bound hereby, it is agreed between the parties to amend the Agreement by deleting Section 4 in its entirety and replacing it with the following new Section 4:

4. Expenses and Compensation.

Initial Period. Under this Amendment, Sterling Johnston's fee will be adjusted to reflect the performance of the Account only after the Amendment has been in effect for 12 months ("Initial Period") following the date ("Effective Date") on which the Amendment becomes effective.

For the first three quarters of the Initial Period, Sterling Johnston shall receive a Base Fee of .10% of the average net assets of the Sterling Johnston Account (or 10 basis points). For the fourth quarter of the Initial Period, Sterling Johnston shall receive a fee equal to .10% of the average net assets of the Sterling Johnston Account plus or minus a Performance Component multiplied by the average net assets of the Sterling Johnston Account for the Initial Period. The Performance Component shall be calculated by (a) computing the difference between (i) the total return of the Sterling Johnston Account without regard to expenses incurred in the operation of the Sterling Johnston Account ("Gross Total Return") during the Initial Period, and (ii) the return of the Russell 2000® Growth Index ("Index Return") during the Initial Period plus 40 basis points; and (b) multiplying the resulting factor by 25%.

Subsequent Quarterly Periods. For each quarter following the fourth quarter of the Initial Period, Sterling Johnston will receive a quarterly fee of 10 basis points plus or minus 25% of the Performance Component (calculated in the same manner as set forth with respect to the Initial Period) multiplied by the average net assets of the SJCM Account for the immediately preceding 12 month period, on a "rolling basis." This means that, at each quarterly fee calculation, the Gross Total Return of the SJCM Account, the Index Return and the average net assets of the Sterling Johnston Account for the most recent quarter will be substituted for the corresponding values of the earliest quarter included in the prior fee calculation.

Maximum Performance Adjusted Fee. Notwithstanding the formula set forth above, the maximum fee to which Sterling Johnston shall be entitled with respect to any 12 month period shall be 0.80% of the average net assets of the Sterling Johnston Account (or 80 basis points). The maximum fee to which Sterling Johnston shall be entitled with respect to any quarter (other than the fourth quarter of the Initial Period) shall be 0.20% of the average net assets of the Sterling Johnston Account (or 20 basis points). Due to the performance hurdle noted above, this maximum fee level would be attained only to the extent that the Sterling Johnston Account outperforms the Russell 2000® Growth Index by a factor of at least 200 basis points.

Minimum Contractual Fee. There is no minimum fee payable to Sterling Johnston under the Performance Fee Amendment. Stated another way, Sterling Johnston could, under certain circumstances, receive no fee at all for a given period. This would occur, however, only in the event that the Sterling Johnston Account underperforms the Russell 2000® Growth Index by a factor of at least 120 basis points.

Recoupment Feature. The Amendment provides for a "recoupment feature" with respect to the Initial Period. If the aggregate of the payments to Sterling Johnston made with respect to the first four quarters following the Effective Date exceed the Performance Fee to which Sterling Johnston would be entitled with respect to the Initial Period, advisory fees payable to Sterling Johnston with respect to each succeeding quarter will be reduced until the difference between the aggregate quarterly fees received by Sterling Johnston with respect to the Initial Period and such Performance Adjusted Fee is fully recouped by the Sterling Johnston Account. Sterling Johnston could, therefore, not be entitled to receive any advisory fee payment following the Initial Period, depending on the performance actually achieved by the Sterling Johnston Account during such period.

Expenses. Sterling Johnston shall pay all expenses incurred by it in the performance of its duties under the Agreement and shall not be required to pay any other expenses of the Trust, including but not limited to brokerage and transactions costs incurred by the Trust. In the event of termination of the Agreement, all compensation due to Sterling Johnston through the date of termination will be calculated on a pro-rated basis through the date of termination and paid within fifteen business days of the date of termination.

Sterling Johnston Capital Management, L.P.	**The Hirtle Callaghan Trust on behalf of the Small Cap Equity Portfolio**
By: Sterling Johnston Capital Management, Inc., General Partner	
By: [signature] Date: 2/13/02	By: [signature] Date: 2/13/02